Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

Virgin Orbit and NextGen Announce Director Nominees to Virgin Orbit Board of Directors

LONG BEACH, Calif. & BOCA RATON, Fla.—November 29, 2021—Virgin Orbit, a leading responsive launch and space solutions company and NextGen Acquisition Corp. II (“NextGen”) (NASDAQ: NGCA), a special purpose acquisition company that has announced a planned business combination with Virgin Orbit, has announced the nominees for the board of directors of the combined company Virgin Orbit Holdings, Inc. (“Virgin Orbit Holdings”).

The Virgin Orbit Holdings board will be convened upon the closing of the business combination, which is subject to shareholder approval and other customary closing conditions. Virgin Orbit Holdings will retain the Virgin Orbit name and its common stock is expected to trade on the NASDAQ exchange under the new ticker “VORB”.

Virgin Orbit Holdings director nominees bring decades of strategic, financial, operational, industry and public company governance leadership.

Dan Hart, CEO Virgin Orbit

Susan Helms, United States Air Force lieutenant general and NASA astronaut (ret.), member NASA Aerospace Safety Advisory Panel and member of the Board of Trustees for the Aerospace Corporation

Evan Lovell, Chief Investment Officer, Virgin Group

George Mattson, Co-Founder and Co-Chairman, NextGen

Katharina (Katrina) McFarland, former Assistant Secretary of Defense for Acquisition, Chairman of the Board of Army Research and Development at the National Academies of Science

Abdulla Mohamed Shadid, Executive Director, Growth and M&A – Direct Investments Platform, Mubadala

Gregory Summe, Co-Founder and Co-Chairman, NextGen

“We are very fortunate to have assembled a world class group of deeply experienced directors for Virgin Orbit Holdings who share our purpose and extend our mission to open space for good,” said Dan Hart, Virgin Orbit CEO. “The depth and breadth of business experience combined with the subject-matter expertise of this group of top-tier leaders will be invaluable as we scale our business in the years to come.”

“We are thrilled that through its vision and growing record of success Virgin Orbit Holdings has attracted an exceptional group of directors to join the new board, each of whom bring deep industry, operational, governance, and functional skills as well as keen sense of purpose that will prove invaluable in supporting the leadership team as it transitions into life as a public company,” said George Mattson, NextGen Co-Founder and Co-Chairman.

Additional information on the director nominees can be found below:

Dan Hart

CEO Virgin Orbit

Mr. Hart joined Virgin Orbit, LLC as its President in March 2017, and has served as President and Chief Executive Officer of Virgin Orbit, LLC since June 2017. From 1983 until he joined Virgin Orbit, LLC, Mr. Hart held various aerospace leadership roles at The Boeing Company, where he most recently served as Vice President of Government Satellite Systems. In that position, he oversaw Boeing’s government satellite programs, while developing and managing missions for the DoD, NASA, NOAA, and other national programs. Mr. Hart’s portfolio included marquee programs such as Global Positioning System (“GPS”), Wideband Global SATCOM, the Tracking and Data Relay Satellites (TDRS) system, and the X-37 spaceplane. Mr. Hart holds a Bachelor of Science degree in physics from the State University of New York at Albany and attended the Harvard Business School Advanced Management Program.

Susan Helms

Orbital Visions, LLC, NASA Aerospace Safety Advisory Panel and member of the Board of Trustees for the Aerospace Corporation

Ms. Helms was commissioned from the U.S. Air Force Academy in 1980 and served in the United States Air Force until her retirement in April 2014 with the rank of Lt. General. During her tenure in the United States Air Force, Ms. Helms held a variety of positions of increasing responsibility before ultimately retiring as the Commander, 14th Air Force (Air Forces Strategic), Air Force Space Command, and Commander, Joint Functional Component Command for Space, US Strategic Command, Vandenberg Air Force Base, California. In addition, Ms. Helms is a former NASA astronaut and veteran of five spaceflights. Ms. Helms is the principal and owner of Orbital Visions, LLC, a consulting company established in 2015. Additionally, Ms. Helms currently serves on the NASA Aerospace Safety Advisory Panel and is a member of the Board of Trustees for the Aerospace Corporation. Ms. Helms has also been elected as a member of the National Academy of Engineering. Ms. Helms was previously a board member for Concho Resources Inc. and the Association of Space Explorers (USA) and, in 2016 she completed a two-year term as a trustee for the Woodrow Wilson International Center in Washington, D.C. Ms. Helms holds a Bachelor of Science degree in Aeronautical Engineering from the U.S. Air Force Academy and a Master’s of Science degree in Aeronautics/Astronautics from Stanford University.

Evan Lovell

Chief Investment Officer, Virgin Brand

Since 2012, Mr. Lovell has served as the Chief Investment Officer of the Virgin Group, where he has been responsible for managing the Virgin Group’s portfolio and investments in North America. From 2008 to 2012, Mr. Lovell was the Founding Partner of Virgin Green Fund, a private equity fund investing in the renewable energy and resource efficiency sectors. From 1998 to 2008, Mr. Lovell served as an investment professional at TPG Capital, where he also served on the board of directors of a number of TPG portfolio companies. Mr. Lovell currently serves on the boards of several companies including Virgin Hotels since 2012, Virgin Voyages since 2014, BMR Energy since 2016, Virgin Galactic since 2017, 23andMe Holding Co. since 2020, Virgin Orbit since 2017 and Virgin Group Acquisition Corp. II since 2020. Mr. Lovell previously served on the board of Virgin America (NASDAQ: VA) from 2013 until its acquisition by Alaska Air in 2016. Upon consummation of the Business Combination, Mr. Lovell will serve as Chairman of the Virgin Orbit Board. Mr. Lovell holds a Bachelor’s Degree from the University of Vermont.

George Mattson

Co-Founder and Co-Chairman, NextGen

George Mattson is the Co-Founder and Co-Chairman of NextGen, a special purpose acquisition company. Mr. Mattson has served as a member of the Board of Directors of Xos, Inc. (f/k/a NextGen Acquisition Corporation (“NGAC I”)) since July 2020 and served as Co-Chairman of NGAC I from September 2020 until August 2021. Previously, Mr. Mattson was a Partner at Goldman, Sachs & Co., where he formed and was the Co-Head of the Global Industrials Group, responsible for the firm’s investment banking activities in a diverse set of industries including the aerospace and defense sectors. In addition to serving as Co-Chairman of NextGen, Mr. Mattson also serves as a director of Delta Air Lines, Inc. (NYSE: DAL) and Virgin Galactic Holdings, Inc. Previously, Mr. Mattson served as a director of Air France-KLM S.A. Mr. Mattson brings extensive public company board experience, SPAC merger board experience, deep strategic and financial experience, and broad industry and customer relationships. Mr. Mattson holds a BS in Electrical Engineering from Duke University and an MBA from the Wharton School at the University of Pennsylvania.

Katharina (Katrina) McFarland

Chairman of the Board of Army Research and Development at the National Academies of Science, and as a Director on the Boards of SAIC and Transphorm

With over 30 years of government service, Katharina (Katrina) McFarland is widely recognized as a leading subject-matter expert on government procurement. She serves as Chairman of the Board of Army Research and Development at the National Academies of Science, and as a Director on the Boards of SAIC and Transphorm, She was previously the Assistant Secretary of Defense for Acquisition (2012 to 2017) and acting Assistant Secretary of the Army (Acquisition, Logistics & Technology) (2016-2017). She was President of the Defense Acquisition University from 2010 to 2012 From 2006 to 2010, Ms. McFarland was the Director of Acquisition, Missile Defense Agency. She is an accredited Materials, Mechanical, Civil and Electronics Engineer. She has received an Honorary Doctoral of Engineering from the University of Cranfield, United Kingdom; the Presidential Meritorious Executive Rank Award, the Secretary of Defense Medal for Meritorious Civilian Service Award, the Department of the Navy Civilian Tester of the Year Award, and the Navy and United States Marine Corps Commendation Medal for Meritorious Civilian Service. Ms. McFarland brings substantial experience with the U.S. Department of Defense, Department of Army, and Intelligence Community procurement with focus on Space applications, Artificial Intelligence, Cyber, and IT technologies in defense acquisition, program management, logistics and technology. She is DAWIA Level-III-certified in Program Management, Engineering, and Testing as well as having a professional engineer license and having attained her PMP certification.

Abdulla Mohamed Shadid

Executive Director, Growth and M&A – Direct Investments Platform, Mubadala

Mr. Shadid is an Executive Director in the Growth and M&A unit in Mubadala’s Direct Investments Platform. In his role, he is responsible for managing Mubadala’s direct investments in select growth segments such as the space industry, as well as supporting the platform in realizing shareholder value through acquisitions, corporate restructurings, M&A and divestitures. Before this, Mr. Shadid served as the Managing Director, Cargo & Logistics Services at Etihad Aviation Group. At Etihad, he played an active role in evolving Etihad Cargo’s business strategy and rolling out its ambitious transformation program. Prior to Etihad, Mr. Shadid spent 13 years at Mubadala in various roles. He was a member of the team that developed Mubadala’s first comprehensive Aerospace strategy for Abu Dhabi in 2006 and was subsequently engaged in its implementation and execution. He worked on the creation of foundational partnerships with leading global aerospace players, including GE Aviation, Rolls-Royce, International Aero-Engines and Hamilton Sundstrand (now UTC Aerospace). Most recently he served as Head of Aerospace, managing Mubadala’s portfolio of aerospace investments in the UAE and internationally. Mr. Shadid joined Mubadala in 2005 from the Tawazun Economic Council. Mr. Shadid currently serves as a member of the Board of Directors of Sociedad Minera de Santander S.A.S. (Minesa) in Colombia, Strata Manufacturing PJSC in the UAE and Cosmo Energy Holdings Company Ltd (TYO:5021) in Japan. He previously served as Chairman of Sanad Aero Solutions LLC, Aerospace Turbine Services and Solutions LLC and Armaguard Valuables Management LLC; and was also a member of the Boards of Directors of Abu Dhabi Ship Building PJSC, Safwa Marine LLC and SR Technics AG. Mr. Shadid holds a Bachelor of Engineering degree in Electronic and Electrical Engineering from University College London (UCL) in the United Kingdom.

Gregory Summe

Co-Founder and Co-Chairman, NextGen

Mr. Summe is the Co-Founder and Co-Chairman of NextGen, a special purpose acquisition company. Mr. Summe served as a director of the Board of Directors of NGAC I and Co-Chairman of NGAC I from July 2020 and September 2020, respectively, until August 2021. Mr. Summe is the Founder and Managing Partner of Glen Capital Partners LLC, a value-oriented investment fund. From 2009 to 2014, Mr. Summe was the Managing Director and Vice Chairman of Global Buyout at the Carlyle Group. Prior to joining Carlyle, Mr. Summe was the Chairman, CEO and President of PerkinElmer, Inc. which he led from 1998 to 2009. He also served as a Senior Advisor to Goldman Sachs Capital Partners from 2008 to 2009. Prior to joining PerkinElmer, Mr. Summe was with AlliedSignal, now Honeywell International, serving successively as the President of General Aviation Avionics, President of the Aerospace Engines Group, and President of the Automotive Products Group. Before joining AlliedSignal, he was the General Manager of Commercial Motors at General Electric and was a Partner with the consulting firm McKinsey & Company, Inc. Mr. Summe serves as a director of NXP Semiconductors N.V. (Nasdaq: NXPI), the State Street Corporation (NYSE: STT), and Avantor Inc. (NYSE: AVTR). He was previously the chairman of the board of directors of Freescale Semiconductor and a director of Biomet Inc., TRW Inc., LMI Aerospace, Veyance, and Automatic Data Processing, Inc. (Nasdaq: ADP). Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, and an M.B.A. with distinction from the Wharton School at the University of Pennsylvania. He is in the Hall of Distinction at the University of Kentucky.

ABOUT NEXTGEN ACQUISITION CORP. II

NextGen Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol “NGCA.” For more information, please visit www.nextgenacq.com.

ABOUT VIRGIN ORBIT

Virgin Orbit operates one of the most flexible and responsive space launch systems ever built. Founded by Sir Richard Branson in 2017, the company began commercial service in 2021, and has already delivered commercial, civil, national security, and international satellites into orbit. Virgin Orbit’s LauncherOne rockets are designed and manufactured in Long Beach, California, and are air-launched from a modified 747- 400 carrier aircraft that allows Virgin Orbit to operate from locations all over the world in order to best serve each customer’s needs. On August 22, 2021, Virgin Orbit entered into a definitive agreement to combine with NextGen Acquisition Corp. II (NASDAQ: NGCA), a special purpose acquisition company, which would result in Virgin Orbit becoming a publicly listed company on the Nasdaq Stock Market under the symbol VORB. To learn more, visit virginorbit.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC and Amendment No. 2 to the registration statement filed on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.

Contacts

INQUIRIES:

www.virginorbit.com/investors

Media, Virgin Orbit: press@virginorbit.com

Investor Relations, Virgin Orbit: investorrelations@virginorbit.com

NextGen: info@nexgen.com

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